UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

CARACO ACQUISITION CORPORATION

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

SUN PHARMACEUTICAL INDUSTRIES LIMITED

(Name of Filing Person (Parent of Offeror))

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Mukul Rathi

Caraco Acquisition Corporation

1150 Elijah Mccoy Drive

Detroit, MI 48202

Telephone: (313) 871-8400

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Fred B. Green, Esq.

Bodman PLC

1901 St. Antoine Street

6th Floor at Ford Field

Detroit, MI 48226

Tel: (313) 259-7777 Fax: (313) 393-7579

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Fling Fee
Not Applicable*	Not Applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Caraco Acquisition Corporation (the “Purchaser”), an indirectly wholly-owned subsidiary of Sun Pharmaceutical Industries Limited (the “Parent”), for all of the outstanding common stock of DUSA Pharmaceuticals, Inc. (“DUSA”), to be commenced pursuant to the Agreement and Plan of Merger, dated November 8, 2012, by and among the Parent, the Purchaser and DUSA. The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of DUSA or any other securities. On the commencement date of the tender offer, Purchaser and Parent will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). At or around the same time, DUSA will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of common stock of DUSA will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO.  Investors and security holders are urged to read both the tender offer statement (including an offer to purchase, a related letter of transmittal and the other offer documents) and the solicitation/recommendation statement regarding the tender offer, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before making any decision with respect to the tender offer. The tender offer statement will be filed with the SEC by Purchaser and Parent, and the solicitation/recommendation statement will be filed with the SEC by DUSA. Investors and security holders may obtain a free copy of these statements (when available), the merger agreement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer. In addition, the tender offer statement and related documentation will be made available by Purchaser and Parent and the solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to DUSA at Investor Relations Department, 25 Upton Drive, Wilmington, MA 01887, or Investor-relations@dusapharma.com.

Exhibit Index

Exhibit	Description

99.1	Press Release dated November 8, 2012